Exhibit 3

Registrant	Assets (in millions)	Amount of Single Insured Bond
Columbia Funds Master Investment Trust, LLC	$1,814	$1,500,000
Columbia Funds Series Trust	41,083	2,500,000
Columbia Funds Series Trust II	54,693	2,500,000
Columbia Funds Variable Insurance Trust I	1,084	1,250,000
Columbia Funds Variable Series Trust II	99,070	2,500,000
RiverSource California Tax-Exempt Trust	132	525,000
RiverSource Dimensions Series, Inc.	168	600,000
RiverSource Global Series, Inc.	51	400,000
RiverSource Government Income Series, Inc.	597	900,000
RiverSource International Managers Series, Inc.	513	900,000
RiverSource Market Advantage Series, Inc.	1,077	1,250,000
RiverSource Selected Series, Inc.	182	600,000
RiverSource Special Tax-Exempt Series Trust	47	350,000
RiverSource Strategic Allocation Series, Inc.	381	750,000
RiverSource Tax-Exempt Income Series, Inc.	2,008	1,700,000
RiverSource Tax-Exempt Series, Inc.	94	450,000
Seligman Municipal Funds Series, Inc.	621	900,000
Seligman Municipal Series Trust	60	400,000